345 Park Avenue New York, NY 10154-1895	Main 212.407.4000 Fax 212.407.4990 www.loeb.com

Via EDGAR

June 15, 2021

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Dale Welcome
Jay Mumford

Re:	8i Acquisition 2 Corp.
Registration Statement on Form S-1
Filed May 24, 2021
File No. 333-256455

Dear Messrs. Welcome and Mumford:

On behalf of 8i Acquisition 2 Corp (the “Company”), we are hereby responding to the letter dated June 10, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Registration Statement on Form S-1 filed May 24, 2021, File No. 333-256455 (the “Registration Statement”). The discussion below sets forth the comment received and the Company’s response.

Registration Statement on Form S-1 filed May 24, 2021

Management

Directors, Director Nominees and Executive Officers , page 70

1. You disclose in footnote one that director nominees will be appointed to the Board of Directors on the date the registration statement is declared effective. Please revise to clarify, if true, that the director nominees will be appointed to the Board of Directors after the registration statement is declared effective.

8i Acquisition 2 Corp.

June 15, 2021

Response: The registration statement has been revised to clarify that the director nominees will be appointed to the Board of Directors upon the registration statement being declared effective by the Securities and Exchange Commission.

Please call me at 212 407-4122 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Tahra Wright
Tahra Wright
Partner